Exhibit 99.1

Alcon Receives Positive Opinion for DuoTrav™ Eye Drops Solution from CHMP

FORT WORTH, Texas – February 24, 2006 – Alcon, Inc. (NYSE:ACL) announced that the Committee for Medicinal Products for Human Use (CHMP) has adopted a positive opinion on the initial marketing authorization for DuoTrav™ solution (travoprost 0.004%/timolol 0.5%). One daily drop of DuoTrav™ eye drops solution lowers intraocular pressure (IOP) in two distinct ways by combining a beta-blocker (timolol) to decrease the production of aqueous humor with a prostaglandin analogue (travoprost) to increase the outflow of aqueous humor. Elevated IOP is the primary risk factor for glaucoma. Because both medicines are included in one drop, the combination increases convenience for patients currently taking more than one glaucoma medication, which is about half of glaucoma patients.

The approval sets the stage for marketing authorization of DuoTrav™ eye drops solution in the European Union (EU) to decrease IOP in patients with open-angle glaucoma or ocular hypertension who are insufficiently responsive to topical beta-blockers or prostaglandin analogues. The marketing authorization is expected to be finalized in the second quarter of 2006. DuoTrav™ eye drops solution is approved in Australia and is also under review in other countries.

Alcon estimates the European glaucoma market to be more than $1.1 billion, with almost 10 percent of the market comprised of combination prostaglandin analogue products. In order to accelerate product acceptance, the company will actively pursue reimbursement in each of the 25 EU member countries.

“We are very happy to receive this positive opinion for DuoTrav™ eye drops solution and we expect it to contribute to the continued expansion of our glaucoma franchise in Europe and worldwide,” said Kevin Buehler, senior vice president and chief marketing officer for Alcon.

About Alcon

Alcon, Inc. is the world's leading eye care company, with sales of almost $4.4 billion in 2005. Alcon, which has been dedicated to the ophthalmic industry for over 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

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Caution Concerning Forward-Looking Statements.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to achieving final approval of DuoTrav™ eye drops solution in the EU and then effectively marketing it there. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: we may not gain final approval of DuoTrav™ eye drops solution or approval may take longer than we expect; we may face significant competition from other medicines that treat glaucoma; challenges inherent in new product marketing; and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward- looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:

Doug MacHatton (Alcon Investor Relations)

800-400-8599

investor.relations@alconlabs.com

www.alconinc.com